62-4828

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice — Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PACIFIC NORTH WEST CAPITAL CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER
5 4

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: STEBLIN
GIVEN NAMES: GORDON
NO. 2303 STREET: W. 41st Ave. APT
CITY: Vancouver
PROV: B.C.
POSTAL CODE: V6M 2A3

BUSINESS TELEPHONE NUMBER: 604-685-1870
BUSINESS FAX NUMBER: 604-688-2582

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☒ NO

DATE OF LAST REPORT FILED: 22/01/04 (DAY/MONTH/YEAR)
OR (IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER) (DAY/MONTH/YEAR)

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☒ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES OF (INITIAL REPORT, COMPLETE SECTIONS (A) (B) (C) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT(D)/INDIRECT(I) OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHEN INDIRECT OWNERSHIP OR INDIRECT OR DIRECT CONTROL OR DIRECTION IS INDICATED
1 Common	2,647	22/01/04	54	7,324		0.60		7,971	I	
Warrants	7,324	29/01/04	10		2,000	1.01		0	I	
Options	151,000	22/01/04	54	7,324		0.60		151,000	I	

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

BOX 6. REMARKS

BOX 7. SIGNATURE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

NAME (BLOCK LETTERS): GORDON STEBLIN

SIGNATURE: _(signature)_

DATE OF THE REPORT: 30/01/04 (DAY/MONTH/YEAR)

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under relevant provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

© CSC 55-102F6 Rev. 6201/01/11   VERSION FRANÇAISE DISPONIBLE SUR DEMANDE



